SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Nielsen Holdings plc
(Name of Issuer)

Common Stock, €0.07 par value
(Title of Class of Securities)

G6518L108
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6518L108	Schedule 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,340,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,340,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,340,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,660,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,660,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,660,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G6518L108	Schedule 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,660,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,660,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,660,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G6518L108	Schedule 13D/A	Page 5 of 7 Pages

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock owned by Elliott is approximately $97,036,859

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $216,159,387.

The Reporting Persons may effect purchases of the shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

The Reporting Persons held option contracts that automatically expired unexercised, resulting in a reduction of the number of shares beneficially owned. The option contracts automatically expired because the Reporting Persons are currently restricted from trading in the Issuer's securities based on their confidentiality agreement with the Issuer in connection with the Issuer's previously announced review of strategic alternatives. Had the Reporting Persons not been restricted in trading the Issuer's securities, they would have executed trades in option contracts with extended expiration dates. The Reporting Persons continue to believe that Nielsen's shares are substantially undervalued and intend to maintain all of their holdings in share and share equivalents.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (e) are hereby amended and restated as follows:

(a) As of the date hereof, Elliott, Elliott International and EICA collectively have beneficial ownership of 14,000,000 shares of Common Stock constituting approximately 3.9% of the shares of Common Stock outstanding and combined net economic exposure in the Issuer equivalent to 18,100,000 shares of Common Stock constituting approximately 5.1% of the shares of Common Stock outstanding.

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 355,673,567 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of June 30, 2019 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on July 31, 2019.

As of the date hereof, Elliott, directly and through The Liverpool Limited Partnership, a Bermuda limited partnership that is a wholly-owned subsidiary of Elliott ("Liverpool"), beneficially owned 4,340,000 shares of Common Stock, constituting 1.2% of the shares of Common Stock outstanding.

CUSIP No. G6518L108	Schedule 13D/A	Page 6 of 7 Pages

As of the date hereof, Elliott International beneficially owned 9,660,000 shares of Common Stock, constituting 2.7% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 9,660,000 shares of Common Stock beneficially owned by Elliott International, constituting 2.7% of the shares of Common Stock outstanding.

(e) August 16, 2019.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and restated as follows:

Elliott, through Liverpool, and Elliott International have entered into notional principal amount derivative agreements in the form of long cash settled swaps (the "Long Derivative Agreements") with respect to 1,767,000 and 3,933,000 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to 0.5% and 1.1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Long Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 1.6% of the shares of Common Stock. The Long Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Long Derivative Agreements (such shares, the "Subject Long Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Long Shares. The counterparties to the Long Derivative Agreements are unaffiliated third party financial institutions. Elliott and Elliott International have entered into notional principal amount derivative agreements in the form of cash settled swaps (the "Short Derivative Agreements") representing short economic exposure to 496,000 and 1,104,000 shares of Common Stock of the Issuer, respectively (representing economic short exposure comparable to approximately 0.1% and 0.3% of the shares of Common Stock of the Issuer, respectively). Collectively, the Short Derivative Agreements held by the Reporting Persons represent short economic exposure to approximately 0.4% of the shares of Common Stock. The Short Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to a short position and do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Short Derivative Agreements (such shares, the "Subject Short Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Short Shares. The counterparties to the Short Derivative Agreements are unaffiliated third party financial institutions.

The Long Derivative Agreements and Short Derivative Agreements provide the Reporting Persons with net economic exposure to an aggregate of 4,100,000 shares of Common Stock, representing net economic exposure comparable to approximately 1.2% of the shares of Common Stock of the Issuer.

On August 13, 2018 Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the "Joint Filing Agreement") in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.1 to the original Schedule 13D and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

CUSIP No. G6518L108	Schedule 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 16, 2019

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President